DIAMOND HILL CAPITAL MANAGEMENT, INC
PROXY VOTING POLICIES AND PROCEDURES
Adopted July 29, 2003
The Securities and Exchange Commission’s (the “Commission”) adoption of Rule 206(4)-6 (17 CFR 275.206(4)-6) and amendments to Rule 204-2 (17 CFR 275.204-2), pursuant to the Investment Advisers Act of 1940 (the “Act”), make it a fraudulent, deceptive, or manipulative act, practice or course of business, within the meaning of Section 206(4) of the Act, for an investment adviser to exercise voting authority with respect to client securities, unless (i) the adviser has adopted and implemented written policies and procedures that are reasonably designed to ensure that the adviser votes proxies in the best interests of its clients, (ii) the adviser describes its proxy voting procedures to its clients and provides copies on request, and (iii) the adviser discloses to clients how they may obtain information on how the adviser voted their proxies.
In order to fulfill its responsibilities under the Act, Diamond Hill Capital Management, Inc. (hereinafter “we” or “our”) has adopted the following Proxy Voting Policies and Procedures with regard to companies in our clients’ investment portfolios.
Key Objective
The key objective of our Proxy Voting Policy and Procedures is to maximize the value of the stock held in our clients’ portfolios. These policies and procedures recognize that a company’s management is entrusted with the day-to-day operations and longer term strategic planning of the company, subject to the oversight of the company’s board of directors. While ordinary business matters are primarily the responsibility of management and should be approved solely by the corporation’s board of directors, we also recognize that the company’s shareholders must have final say over how management and directors are performing, and how shareholders’ rights and ownership interests are handled, especially when matters could have substantial economic implications to the shareholders.
Therefore, we will pay particular attention to the following matters in exercising our proxy voting responsibilities as a fiduciary for our clients:
Accountability. Each company should have effective means in place to hold those entrusted with running a company’s business accountable for their actions. Management of a company should be accountable to its board of directors and the board should be accountable to shareholders.
Alignment of Management and Shareholder Interests. Each company should endeavor to align the interests of management and the board of directors with the interests of the company’s shareholders. For example, we generally believe that compensation should be designed to reward management for doing a good job of creating value for the shareholders of the company.
Transparency. Each company should provide timely disclosure of important information about its business operations and financial performance to enable investors to evaluate the company’s performance and to make informed decisions about the purchase and sale of the company’s securities.

Decision Methods
We generally believe that the individual portfolio managers involved in the selection of stocks are the most knowledgeable and best suited to make decisions with regard to proxy votes. We therefore rely on those individuals to make the final decisions on how to cast proxy votes.
No set of proxy voting guidelines can anticipate all situations that may arise. In special cases, we may seek insight from a variety of sources on how a particular proxy proposal will affect the financial prospects of a company, and vote in keeping with our primary objective of maximizing shareholder value over the long run.
Conflicts Of Interest
Conflicts of interest may arise from various sources. They may be due to positions taken by clients that are perceived by them to be in their own best interests, but are inconsistent with our primary objective of maximizing shareholder value in the long run. We encourage clients who have their own objectives that differ from ours to notify us that they will vote their proxies themselves, either permanently or temporarily. Otherwise, we will vote their shares in keeping with our Policy.
In some instances, a proxy vote may present a conflict between the interests of a client, on the one hand, and our interests or the interests of a person affiliated with us, on the other. In such a case, we will abstain from making a voting decision and will forward all of the necessary proxy voting materials to the client to enable the client to cast the votes. In the case of the mutual funds under our management, we will forward the proxy material to the independent Trustees, consistent with the Diamond Hill Funds Proxy Voting Policies and Procedures.
Summary Of Proxy Voting Guidelines
Election of the Board of Directors
We believe that good corporate governance generally starts with a board composed primarily of independent directors, unfettered by significant ties to management, all of whose members are elected annually. Additionally, key board committees should be entirely independent.
The election of a company’s board of directors is one of the most fundamental rights held by shareholders. Because a classified board structure prevents shareholders from electing a full slate of directors annually, we will generally support efforts to declassify boards or other measures that permit shareholders to remove a majority of directors at any time, and will generally oppose efforts to adopt classified board structures.
Approval of Independent Auditors
We believe that the relationship between a company and its auditors should be limited primarily to the audit engagement, although it may include certain closely related activities that do not raise an appearance of impaired independence.
We will evaluate on a case-by-case basis instances in which the audit firm has a substantial non-audit relationship with a company to determine whether we believe independence has been, or could be, compromised.

Equity-based compensation plans
We believe that appropriately designed equity-based compensation plans, approved by shareholders, can be an effective way to align the interests of shareholders and the interests of directors, management, and employees by providing incentives to increase shareholder value. Conversely, we are opposed to plans that substantially dilute ownership interests in the company, provide participants with excessive awards, or have inherently objectionable structural features.
We will generally support measures intended to increase stock ownership by executives and the use of employee stock purchase plans to increase company stock ownership by employees. These may include:
1.	Requiring senior executives to hold stock in a company.

2.	Requiring stock acquired through option exercise to be held for a certain period of time.

3.	Using restricted stock grants instead of options.

4.	Awards based on non-discretionary grants specified by the plan’s terms rather than subject to management’s discretion.
While we evaluate plans on a case-by-case basis, we will generally oppose plans that have the following features:
1.	Annual option grants that would exceed 2% of outstanding shares.

2.	Ability to issue options with an exercise price below the stock’s current market price.

3.	Automatic share replenishment (“evergreen”) feature.

4.	Authorization to permit the board of directors to materially amend a plan without shareholder approval.

5.	Authorizes the re-pricing of stock options or the cancellation and exchange of options without shareholder approval.
These are guidelines, and we consider other factors, such as the nature of the industry and size of the company, when assessing a plan’s affect on ownership interests.
Corporate Structure
We view the exercise of shareholders’ rights, including the rights to act by written consent, to call special meetings and to remove directors, to be fundamental to good corporate governance.
Because classes of common stock with unequal voting rights limit the rights of certain shareholders, we generally believe that shareholders should have voting power equal to their equity interest in the company and should be able to approve or reject changes to a company’s by-laws by a simple majority vote.
Because the requirement of a supermajority vote can limit the ability of shareholders to effect change, we will support proposals to remove super-majority (typically from 66.7% to 80%) voting requirements for certain types of proposals and oppose proposals to impose super-majority requirements.
We will generally support the ability of shareholders to cumulate their votes for the election of directors.
Shareholder Rights Plans
While we recognize that there are arguments both in favor of and against shareholder rights plans, also known as poison pills, such measures may tend to entrench current management, which we generally consider to have a negative impact on shareholder value.

We believe the best approach is for a company to seek shareholder approval of rights plans and we generally support shareholder resolutions requesting that shareholders be given the opportunity to vote on the adoption of rights plans.
We will generally be more inclined to support a shareholder rights plan if the plan (i) has short-term (5 years or less) “sunset” provisions, (ii) is linked to a business strategy that will likely result in greater value for shareholders, (iii) requires shareholder approval to reinstate the expired plan or adopt a new plan at the end of its term, and (iv) is subject to mandatory review by a committee of independent directors.
Client Information
A copy of these Proxy Voting Policies and Procedures is available to our clients, without charge, upon request, by calling 614-255-3333. We will send a copy of these Proxy Voting Policies and Procedures within three business days of receipt of a request, by first-class mail or other means designed to ensure equally prompt delivery.
In addition, we will provide each client, without charge, upon request, information regarding the proxy votes cast by us with regard to the client’s securities. We may receive, and therefore vote, a proxy for the total number of shares held by all clients in a particular issuer, rather than a proxy for each individual client’s holding.